FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

     •     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

DELHAIZE GROUP SELLS INTEREST IN
SINGAPORE RETAILER SHOP N SAVE

BRUSSELS, Belgium, November 14, 2003 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today it has reached a binding share purchase agreement to sell its 49% shareholding in the Singapore food retailer, Shop N Save, to Singapore retailer Cold Storage Singapore (1983) Pte Ltd, a wholly owned subsidiary of the Hong Kong-based Dairy Farm group for an amount of SGD 44.1 million (EUR 21.9 million).

Under the same agreement QAF will also sell its 51% stake in Shop N Save to Dairy Farm. In the fourth quarter of 2003, the sale will result in an estimated capital gain for Delhaize Group of EUR 10.0 million subject to contractual adjustments of the agreement. Closing is due to take place in the coming days.

Shop N Save is the third largest food retailer in Singapore. At the end of September 2003, Shop N Save operated 35 stores. In 2002, Shop N Save generated sales of SGD 237.5 million (EUR 140.4 million) and employed 1,157 associates at year-end.

Delhaize Group acquired its 49% shareholding in Shop N Save in January 1999 from QAF, a Singaporean listed company. QAF retained the remaining 51% stake in Shop N Save.

Jean-Claude Coppieters, Executive Vice President of Delhaize Group and in charge of the Asian operations of the Group, commented: “We have been pleased with our partnership in Singapore and with the progress of our banner there. The attractive purchase proposal from Dairy Farm allows Delhaize Group to generate additional cash and to refocus on our two original Asian ventures in Thailand and Indonesia. Because of their strong position in the marketplace, Dairy Farm is well-positioned to continue Shop N Save’s successful development.”

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of the third quarter of 2003, Delhaize Group’s sales network consisted of 2,522 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. At the end of 2002, Delhaize Group employed approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut: + 32 2 412 29 48
Geoffroy d’Oultremont: + 32 2 412 83 21
Jeff Lowrance (U.S. media): + 1 704 633 82 50 (ext. 3888)
Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	November 14, 2003	By:	/s/ Michael R. Waller Michael R. Waller Executive Vice President

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